Exhibit 99.1

GasLog Ltd. Announces Public Offering of Common Shares

MONACO — April 10, 2014 — GasLog Ltd. (“GasLog” or the “Company”) (NYSE:GLOG) announced today that it plans to offer 4,250,000 of its common shares to the public (the “Public Offering”). The Company intends to grant the underwriters of the Public Offering a 30-day option to purchase up to 637,500 additional common shares.

The Company plans to use the net proceeds of the Public Offering to fund a portion of the purchase price of the Company’s purchase of three LNG carriers from Methane Services Ltd. (“MSL”), an affiliate of BG Group, announced today in a separate press release, and for general corporate purposes. These ships are additional to the three LNG carriers that the Company has purchased from MSL on similar terms in a transaction completed earlier today.

Citigroup Global Markets Inc. and RS Platou Markets AS are acting as joint book-running managers of the offering, which will be made under an effective shelf registration statement.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. When available, the prospectus supplement and accompanying base prospectus relating to the offering may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (tel: (800) 831-9146), and RS Platou Markets AS, Haakon VII’s gate 10, P.O. Box 1474 Vika, 0116, Oslo, Norway (tel: +47 22 01 63 00) or office@platou.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. Following the acquisition of the three additional ships from MSL, GasLog’s fleet will include 21 wholly owned LNG carriers (including 14 ships in operation and seven LNG carriers on order) and GasLog will have 6 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions, general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to complete the formation of a proposed master limited partnership; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation.  A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:
Paul Wogan (CEO)
Phone: +377 9797 5120

Simon Crowe (CFO)
Phone: +377 9797 5115

Jamie Buckland (Investor Relations)
Phone: +377 9797 5117

Ray Posadas (Solebury Communications, NYC)
Phone: +1 203 428 3231
Email: ir@gaslogltd.com